UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
	☐	Form N-CSR

For Period Ended: September 30, 2022
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:___________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Ostin Technology Group Co., Ltd.

Full Name of Registrant

N/A

Former Name if Applicable

Building 2, 101/201, 1 Kechuang Road, Qixia District

Address of Principal Executive Office (Street and Number)

Nanjing, Jiangsu Province, China 210046

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant was unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the fiscal year ended September 30, 2022 (the “Annual Report”) by the filing date due to a delay by the Registrant in finalizing its financial statements and other disclosures in the Annual Report. The Registrant anticipates that it will file the Annual Report on or before the fifteenth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tao Ling	+86 (25)	58595234
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates a significant decrease in revenue and net income for the fiscal year ended September 30, 2022, as compared to the fiscal year ended September 30, 2021, primarily due to the decline of overall market demand for display modules and the continuous lockdowns in mainland China from late 2021 to 2022. The Registrant is currently unable to quantify the anticipated changes in its results of operations due to ongoing efforts to finalize its financial statements for the year ended September 30, 2022.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. The word “expects,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Registrant’s forward-looking statements include, among other things, any changes to the Registrant’s anticipated financial results as a result of its independent registered public accounting firm completing its audit of the Registrant’s financial statements, the ability of the Registrant and its auditor to confirm information or data identified in the audit, the Registrant’s ability to complete and file the Annual Report with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Registrant’s filings with the SEC. Unless required by law, the Registrant expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Ostin Technology Group Co., Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 31, 2023	By	/s/ Tao Ling
Chief Executive Officer

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